October 20 , 2004

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C.
20549

Attention: Ms. Christina Chalk

Re: Microcell Telecommunications Inc.
Schedule 14D-9 filed September 30, 2004
Your file no.: 5-58635

Dear Ms. Chalk:

     Thank you for your comments on the Schedule 14D-9 filed by Microcell Telecommunications Inc. (“Microcell” or the “Company”) contained in your letter dated October 12, 2004 (the “Letter”). As per your request, we are amending our Schedule 14D-9 in response to your comments. For ease of reference, the text of your comments set forth in the Letter is included below, with responses following each comment.

Schedule 14D-9

Directors’ Circular — Exhibit (a)(1)

Background of Rogers Offers and Response of Microcell, page 7

1.     On page 8, expand to explain the significance of the August 27, 2004 decision by the Minister of the Interior [sic] (Canada) rescinding the mobile spectrum cap policy. Focus on the effect of that decision on the Rogers and TELUS Offers.

As per your request, we have amended our Schedule 14D-9 to include expanded disclosure regarding the decision of the Minister of Industry (Canada). See Item 3 of the Schedule 14D-9.

The Rogers Offers, page 8

2.     On page 9, you state: “No proposal was submitted to Microcell that offers greater value to the holders of Securities than the Rogers Offers.” Expand to address whether any other proposals were received, and if so, to describe their terms with a view to supporting your judgment that such offer(s) were qualitatively inferior to the Rogers Offer.

As per your request, we have amended our Schedule 14D-9 to include expanded disclosure regarding the results of the process the Board of Directors used in evaluating other options to the Rogers Offers. See Item 3 of the Schedule 14D-9.

Directors Recommendation — Reasons for Recommendation as to the Shares, page 10

Opinions of Financial Advisors, page 10

3.     Here or in the Background section, explain why Microcell chose to engage two different financial advisors in connection with the Rogers Offers. If the role of the two advisors differed materially, please explain how.

As per your request, we have amended our Schedule 14D-9 to explain the Company’s decision to engage two different financial advisors. See Item 3 of the Schedule 14D-9.

Rogers Offers less conditional than TELUS Offers, page 11

4.     Please expand this section to more fully discuss why you believe the conditions to the Rogers Offers are less extensive and more easily satisfied than those of the TELUS Offers. For example, it appears from our reading of the disclosure under “Competition Matters” that one reason is that Rogers has an obligation under its agreements with Microcell to take any steps necessary to secure Competition Act clearance. This should be spelled out for shareholders. In addition, you should explain your belief that the conditions to the Rogers Offers are generally less extensive and otherwise more easily satisfied.

As per your request, we have amended our Schedule 14D-9 to explain why the Company believes the conditions to the Rogers Offers are less extensive and more easily satisfied than those of the TELUS Offers. Please note that the TELUS Offers expired on October 12, 2004. See Item 4 of the Schedule 14D-9.

Reasons for no recommendation as to Warrant Offers, page 12

5.     Expand to discuss in greater detail why the Board of Directors chose not to make a recommendation as to the concurrent Warrant Offers. In this regard we note that the Board did take a position (against) the competing TELUS Offers for these Warrants. In addition, it is not apparent why Microcell chose not to request the financial advisors to address the fairness of the Warrants Offers. Please expand to explain.

As per your request, we have amended our Schedule 14D-9 to explain in greater detail why the Board of Directors chose not to make a recommendation as to the concurrent Warrant Offers. See Item 4 of the Schedule 14D-9.

6.     In the context of clarifying the lack of a recommendation with respect to the Warrant Offers, please explain whether the Offers are considered a “Fundamental Transaction” under the definition in the indentures governing those securities. Even if not, if a subsequent compulsory acquisition will be consummated on the same terms as the Offers, we don’t understand the disclosure that the values of the Warrants are determined in part on external circumstances (such as the occurrence of a Fundamental Transaction) not knowable at the time the Offer were made.

As per your request, we have amended our Schedule 14D-9 to explain that the Offers are not considered a “Fundamental Transaction” and to clarify the disclosure regarding the way the values of the Warrants are calculated. See Item 4 of the Schedule 14D-9.

Liquidity Opportunity, page 13

7.     Explain your statement that the “liquidity opportunity provided by the Rogers Offers is equally available to the holders of Warrants.” Why did that cause you to take a position with respect to the Offers for shares but not as to the Warrant Offers?

As per your request, we have amended our Schedule 14D-9 to explain the role that the liquidity opportunity played in the Board of Directors’ decision to take a position as to the Offers for shares but not take a position as to the Warrant Offers. See Item 4 of the Schedule 14D-9.

Alternatives under the circumstances, page 13

8.     Disclose when you believe the U.S. Registration Statement will become effective, so as to enable exercise of the Warrants that are the subject of these Offers.

As per your request, we have amended our Schedule 14D-9 to disclose when the Company believes the U.S. Registration Statement will be declared effective by the SEC. See Item 4 of the Schedule 14D-9. We note, however, that the Offers include the purchase of the Warrants themselves, so that exercise of the Warrants by those Warrant holders who accept the Offers will not be required.

Arrangements between Microcell and its Directors and Senior Officers - Directors’ Compensation Policy, page 32

9.     Your disclosure indicates that as of October 1, 2004, members of the Special Committee are paid a quarterly fee of $30,000, except for the Chairman of the Special Committee who will receive a $45,000 quarterly fee. State how long such payments will continue.

As per your request, we have amended our Schedule 14D-9 to disclose how long the Company believes the payments to the members of the Special Committee are likely to continue. See Item 3 of the Schedule 14D-9.

Sincerely,

Mr. Jocelyn Cote
Vice-President, Legal Affairs and
Assistant Secretary
Tel: (514) 937-2121
Fax: (514) 846-6928

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